Exhibit 99.1

Satellogic Announces $30 Million Strategic Investment from Tether Investments Limited

$30 Million Secured Convertible Notes Provides Additional Operating Liquidity and Financial Flexibility

New York, NY – April 15, 2024 - Satellogic Inc. (NASDAQ: SATL) (“Satellogic” or the “Company”), a leader in sub-meter resolution Earth Observation (“EO”) data collection, today announced that Nettar Group, Inc. (the “Borrower”), a wholly-owned subsidiary of the Company, entered into a Note Purchase Agreement (the “Note Purchase Agreement”) led by Tether Investments Limited (the “Purchaser”), pursuant to which the Borrower agreed to issue floating rate secured convertible promissory notes in the aggregate principal amount of $30 million (the “Secured Convertible Notes”) to the Purchaser (the “Offering”). The net proceeds from the Offering, after deducting transaction fees and other debt issuance costs, were approximately $27.6 million. The Borrower has the ability to issue additional Secured Convertible Notes, provided the aggregate principal amount outstanding does not exceed $50 million.

“The proceeds from Tether’s investment in Satellogic will help advance our mission as we continue to focus on our U.S. strategy, the National Security market, and our global Space Systems opportunities,” said Emiliano Kargieman, CEO & Founder, of Satellogic.

“This new facility will provide necessary funding as we look to continue expanding in 2024,” added Rick Dunn, CFO of Satellogic.

The Secured Convertible Notes initially bear interest at a rate of SOFR plus 6.50% per annum, subject to an additional 4.0% per annum if certain events of default occur and are continuing. The Secured Convertible Notes are guaranteed by the Company and each of the Company’s material subsidiaries (other than the Borrower), and are secured by substantially all of the Company’s and its subsidiaries’ assets (including all of its and their intellectual property). As noted above, the Borrower may issue additional Secured Convertible Notes under the terms thereof to other third parties, provided the aggregate principal amount outstanding does not exceed $50 million. The Secured Convertible Notes mature on April 12, 2028.

The Secured Convertible Notes are convertible into shares of the Company’s Class A ordinary share (the “Class A Ordinary Shares”) at an initial conversion price of $1.20 (or 833 Class A Ordinary Shares per $1,000 principal amount of Secured Convertible Notes), subject to customary anti-dilution adjustments. Conversion of the Secured Convertible Notes held by the Purchaser into Class A Ordinary Shares is subject to CFIUS Approval (as defined in the Secured Convertible Notes).

In the event of an asset sale by the Company (outside the ordinary course of business) or an insurance or condemnation event that results in net proceeds to the Company in excess of $2 million, the Borrower will be required to offer to prepay the Secured Convertible Notes up to the amount of the relevant proceeds at par (unless such proceeds are used to purchase comparable assets within six months). In the event the Secured Convertible Notes are accelerated as a result of an event of default, the Borrower must pay a prepayment penalty equal to 5% of the greater of (i) the outstanding principal amount of Secured Convertible Notes and (ii) the then-prevailing conversion value. In connection with a change of control of the Company (including delisting of the Company’s Class A Ordinary Shares), the holder has the right to require the Borrower to repurchase the Secured Convertible Notes for cash at a price equal to the greater of (a) 105% of the redemption value of the Secured Convertible Notes and (b) 105% of the then-prevailing conversion value, plus accrued but unpaid interest thereon, as well as any other amounts owed (the “Put Price”). The Borrower also has the right to repurchase or force-convert the Secured Convertible Notes in connection with a full acquisition of the Company at the Put Price.

The Secured Convertible Notes contain certain restrictive covenants, including restrictions on (i) incurring indebtedness, subject to certain exceptions (including the ability to issue additional Secured Convertible Notes; provided the aggregate principal outstanding amount does not exceed $50 million), (ii) creating certain liens, subject to certain exceptions, (iii) the payment of dividends or other restricted payments, (iv) the sale, transfer or otherwise conveyance of certain assets, subject to the asset sale prepayment described above, and (v) certain affiliate transactions.

In connection with the Offering, the Company also entered into with the Purchaser (i) a side letter, pursuant to which the Purchaser will be entitled to pre-emptive rights in order to maintain its as-converted ownership percentage on the same basis as new capital raised and (ii) a registration rights agreement, pursuant to which the Company agreed to register for resale the Class A Ordinary Shares issuable upon conversion of the Secured Convertible Notes.

The offer and sale of the Secured Convertible Notes are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. The Secured Convertible Notes may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the Securities Act and any applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities of the Borrower or the Company in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Tether

Tether is a pioneer in the field of stablecoin technology, driven by an aim to revolutionize the global financial landscape. With a mission to provide accessible, secure, and efficient financial, communication, and energy infrastructure. Tether enables greater financial inclusion, communication resilience, fosters economic growth, and empowers individuals and businesses alike.

As the creator of the largest, most transparent, and liquid stablecoin in the industry, Tether is dedicated to building sustainable and resilient infrastructure for the benefit of underserved communities. By leveraging cutting-edge blockchain and peer-to-peer technology, it is committed to bridging the gap between traditional financial systems and the potential of decentralized finance.

To learn more, please visit: https://tether.to/en/

About Satellogic

Founded in 2010 by Emiliano Kargieman and Gerardo Richarte, Satellogic (NASDAQ: SATL) is the first vertically integrated geospatial company, driving real outcomes with planetary-scale insights. Satellogic is creating and continuously enhancing the first scalable, fully automated EO platform with the ability to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for customers.

Satellogic’s mission is to democratize access to geospatial data through its information platform of high-resolution images to help solve the world’s most pressing problems including climate change, energy supply, and food security. Using its patented Earth imaging technology, Satellogic unlocks the power of EO to deliver high-quality, planetary insights at the lowest cost in the industry.

With more than a decade of experience in space, Satellogic has proven technology and a strong track record of delivering satellites to orbit and high-resolution data to customers at the right price point.

To learn more, please visit: https://satellogic.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Satellogic’s current expectations and beliefs concerning future developments and their potential effects on Satellogic and include statements concerning Satellogic’s funding requirements, Satellogic’s strategies and Satellogic’s future opportunities. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) Satellogic’s ability to scale its constellation of satellites and to do so on Satellogic’s projected timeframe and in accordance with projected costs, (ii) Satellogic’s ability to continue to meet image quality expectations, to continue to enhance the capability of its network of satellites and to continue to offer superior unit economics, (iii) Satellogic’s ability to become or remain an industry leader, (iv) the number of commercial applications for Satellogic’s products and services, (v) Satellogic’s ability to address all commercial applications for satellite imagery, changes in the competitive and highly regulated industries in which Satellogic operates, variations in operating performance across competitors and changes in laws and regulations affecting Satellogic’s business, (vi) the ability to implement business plans, forecasts and other expectations, and to identify and realize additional opportunities, including the ability of Satellogic to realize the potential benefits of opportunities in the U.S. arising as a result of the license granted by NOAA, (vii) the risk of downturns in the commercial launch services, satellite and spacecraft industry, (viii) the risk that the market for Satellogic’s products and services does not develop as anticipated, (ix) the risk that Satellogic and its current and future collaborators are unable to successfully develop and commercialize Satellogic’s products or services, or experience significant delays in doing so, (x) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xi) the risk of product liability or regulatory lawsuits or proceedings relating to Satellogic’s products and services, (xii) the risk that Satellogic is unable to secure or protect its intellectual property and (xiii) risks related to the Secured Convertible Notes. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Satellogic’s Annual Report on Form 20-F and other documents filed or to be filed by Satellogic from time to time with the Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Satellogic can give no assurance that it will achieve its expectations.

Contacts

Investor Relations:

MZ Group

Chris Tyson/Larry Holub

(949) 491-8235

SATL@mzgroup.us

Media Relations:

Satellogic

pr@satellogic.com